

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 18, 2023

Paul Galvin
Chief Executive Officer
Safe & Green Development Corp
5011 Gate Parkway
Building 100, Suite 100
Jacksonville, FL 32256

> **Re: Safe & Green Development Corp**
> **Form 10-12B**
> **Filed December 23, 2022**
> **File No. 001-41581**

Dear Paul Galvin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12B

Special Note Regarding Forward-Looking Statements, page 2

1. We note your statement that the report include forward-looking statements under the Securities Act of 1933 and the Securities Exchange Act of 1934. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that are not reporting companies under section 13(a) or 15(d) of the Securities Exchange Act. Please explain supplementally or either:
   - delete any references to the Private Securities Litigation Reform Act; or
   - make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company.

Risks Related to our Business Generally

Our auditors have expressed substantial doubt about our ability to continue as a going concern., page 13

2.   Please disclose your lack of revenues and net losses to date in this risk factor.

Agreements with SG Holdings, page 32

3.   Once finalized, please revise this section to clearly disclose the material terms of each agreement. For example, the shared services agreement should provide clear disclosure of the services to be provided and the associated fees.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.   Please expand upon the discussion of operations to clearly discuss the lack of revenues to date and discuss this and any other material events or uncertainties related to your operations. See Item 303(a) of Regulation S-K.

5.   We note the disclosure in the liquidity section that you are seeking to sell the Largo Vista property and that the lien notes associated with this property were due January 14, 2023. Please update to disclose the status of the note or any extensions. Please also discuss the terms of the secured note on the St. Mary's industrial site. Lastly, please discuss the amount due to affiliates, as reflected in the financial statements.

Business, page 44

6.   Please describe your corporate structure in greater detail and include an organizational diagram detailing your structure before and after the spin-off. Please revise to make it clear the services that will be provided by SG Holdings, SG Echo, SG Development company and by the joint ventures. Please also provide clear disclosure of any conflicts of interest that may exist after the distribution based upon the numerous arrangements and/or agreements between the parties.

7.   Please revise this section to provide clear disclosure of the business operations that have occurred to date. We note that you have not generated revenues to date. We also note that other than acquiring properties it does not appear the company has commenced any development of the properties. Please significantly expand the disclosure in this section to provide clear disclosure of the business to date and your plan of operations going forward. Please also discuss the anticipated costs associated with your planned operations and the estimated timing.

8.   Please expand upon the statement that "we intend to build additional, strategically placed manufacturing facilities to support SG Holdings' backlog of over 4,000 units, as well as additional manufacturing facilities for sale or lease to third parties."

9.   We note the disclosure of the current backlog of SG Holdings of over 4,000 modular units. We also note that your business plan is to develop properties utilizing modular construction, which will be provided by SG Holdings. Please discuss here and elsewhere as appropriate, including MD&A and business section, the impact lack of availability of the modular units due to SG Holdings' backlog could have upon your business and the associated risks.

Current Projects/ Development Sites, page 45

10.   Please expand your disclosure to clarify anticipated costs associated with development of these sites, and when you anticipate development to commence and when you anticipate they will be completed. Please clarify whether you intend to sell or rent the properties once developed. Additionally, please clarify each entity's role in connection with each site. Please also include disclosure about the types of projects you plan to seek going forward and how you will determine those projects to pursue.

11.   We note the disclosure regarding the Lago Vista property and the two liens, which you state "SG DevCorp intends to use the proceeds of these borrowings for its development project." Please explain in light of the fact that you have listed the property for sale and do not appear to be developing the property.

12.   For each property where you hold a membership interest, please disclose the material terms of such arrangement. File any agreements relating to these interests as exhibits.

13.   Please disclose the material terms of the fabrication agreement with SG Echo and file as an exhibit. Please also discuss this agreement in the certain relationships and related transactions section.

Employees, page 46

14.   We note that, initially you intend to rely upon SG Holdings to provide you with the staff you need for operations. Please clarify how you long you anticipate it will take you operate as your own distinct entity.

Management, page 49

15.   Please provide all of the disclosure required by Item 401 of Regulation S-K. Please disclose each of the entities that each individual has been associated within at least the past five years, their position at the entity, and disclose when they began working at each entity and when they ceased working at each entity.

Certain Relationships and Related Transactions, page 55

16.   Provide clear disclosure of the related party agreements, including the tax matters agreement, the shared services agreement and the employee matters agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Leslie Marlow, Esq.